UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ] ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

1

Quarterly Business Review by Management for the

Quarter Ended December 31, 2013

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	7

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	14

Signatures		16

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2013	2013
	(Unaudited)	(Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	1,604,466	1,591,507
Accounts receivable, net	125,921	154,471
Investment tax credits receivable	141,031	293,806
Other tax credits	141,299	126,517
Prepaid expenses	3,016	22,345
	2,015,733	2,188,646

Long term deposit	9,722	9,722
Investment	188,661	198,037
Intangible assets	16,453	24,615
Property and equipment, net	21,064	26,607
	2,251,633	2,447,627
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	17,078	9,879
Accrued liabilities	57,928	66,591
Deferred revenue	220,302	217,065
	295,308	293,535
Deferred rent	-	-

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2013 and March 31, 2013.
Special shares, no par value, non-voting,	-	-
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2013 and March 31, 2013.
Common shares, no par value, voting,
Unlimited authorized shares; 135,460,867 shares issued and outstanding as at December 31, 2013 and 135,460,867 as at March 31, 2013.	19,632,796	19,632,796
Additional paid-in capital	2,936,650	2,865,740
Accumulated deficit	(20,610,849)	(20,313,500)
Accumulated other comprehensive income	267,728	239,056
	1,956,325	2,154,092
	2,251,633	2,447,627

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2013	Three months ended December 31, 2012	Nine months ended December 31, 2013	Nine months ended December 31, 2012
	$	$	$	$
Revenue
Mobile	63,825	20,112	176,283	63,501
Software	17,980	57,130	66,173	157,982
Software maintenance and consulting	275,529	257,335	680,400	810,078
Total revenue	357,334	334,577	922,856	1,031,561

Operating expenses
Cost of revenue	64,719	19,106	132,090	79,889
Selling, general and administrative	274,248	216,912	851,362	833,089
Research and development	147,606	167,700	464,246	445,100
Total operating expenses	486,573	403,718	1,447,698	1,358,078

Income (loss) from operations	(129,239)	(69,141)	(524,842)	(326,517)
Other income (expense):
Other income	-	-	(481)	(503)
Interest income, net	18,620	20,791	39,239	70,715
Total other income	18,620	20,791	38,758	70,212
Net income (loss) before income taxes	(110,619)	(48,350)	(486,084)	(256,305)
Income tax benefit	47,630	139,437	195,967	192,400
Net income (loss)	(62,989)	91,087	(290,117)	(63,905)

Basic and fully diluted income (loss) per share	(0.000)	0.001	(0.002)	(0.000)
Weighted average number of shares outstanding	135,460,867	135,460,867	135,460,867	131,954,018

4

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2013	Nine months ended December 31, 2012
	$	$
OPERATING ACTIVITIES
Net income (loss)	(290,117)	(63,905)
Items not involving cash:
Depreciation of property and equipment	6,079	8,956
Amortization of intangible assets	7,232	7,510
Stock-based compensation	71,956	76,047
Changes in operating working capital
Decrease (increase) in accounts receivable	28,550	28,846
Decrease (increase) in investment tax credits receivable	137,993	89,192
Decrease (increase) in prepaid expenses	19,329	29,819
Increase (decrease) in accounts payable	7,199	(6,307)
Increase (decrease) in accrued liabilities	(8,663)	8,420
Increase (decrease) in deferred revenue	3,237	46,011
Cash flows provided by operating activities	(17,205)	224,589

INVESTING ACTIVITIES
Purchase of property and equipment	(536)	(3,744)
Purchase of an investment	-	-
Cash flows used in investing activities	(536)	(3,744)

FINANCING ACTIVITIES	-	-
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	30,700	(186,367)

Increase (Decrease) in cash	12,959	34,478
Cash, beginning of period	1,591,507	1,762,171
Cash, end of period	1,604,466	1,796,649

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 1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2013 has been derived from our audited consolidated financial statements for the year ended March 31, 2013. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2013 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine month periods ended December 31, 2013 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On June 29th, 2012 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and nine month periods ended December 31, 2013 and 2012.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2013 was $357,334, an increasefrom $334,577 for the quarter ended December 31, 2012. The increase in revenue resulted from an increase in SMS message revenue combined with the completion of work in progress on one of our consulting projects related to our database migration software and services.

Net loss for the quarter was $62,989, as compared to a net income of $91,087, for the quarter ended December 31, 2012. On a year to date basis net loss was $290,117 as of December 31, 2013 as compared to net loss of $63,905 for the same period in 2012. The increase in net loss, for the quarter, is a reflection of increased cost of revenue related to consulting projects and decreased income tax benefits related to research and development tax credits. The decrease in net income for the nine month period is a result of decreased sales of software and consulting projects, increased cost of revenue related to consulting projects and decreased interest earned on deposits held in Brazil.

ZIM had cash and cash equivalents of $1,604,466 at December 31, 2013 as compared to cash and cash equivalents of $1,591,507 at March 31, 2013.

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BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.   SMS and the provision of mobile content directly to end users (which started with ZIM’s acquisition of Advanced Internet Services in 2007) will continue to provide a minimal amount of revenue within the mobile segment of operations.

In fiscal 2013, ZIM continues to focus on the development and sale of enterprise database software to end users as well as maintaining its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2013 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2012

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2013 and 2012. The information for the three months and nine months ended December 31, 2013, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2013, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with United States GAAP and is stated in US dollars.

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REVENUES

	Three months ended December 31, 2013	As a %	Three months ended December 31, 2012	As a %
	$		$
Mobile content	-	-	5,594	2
Bulk SMS	63,825	18	14,518	4
	63,825	18	20,112	6

Software	17,980	5	57,131	17
Maintenance and consulting	275,529	77	257,335	77
	293,509	82	314,466	94

Total Revenue	357,334	100	334,578	100

	Nine months ended December 31, 2013	As a %	Nine months ended December 31, 2012	As a %
	$		$
Mobile content	-	-	19,783	2
Bulk SMS	176,283	19	43,718	4
	176,283	19	63,501	6

Software	66,173	7	157,982	15
Maintenance and consulting	680,400	74	810,078	79
	746,573	81	968,060	94

Total Revenue	922,856	100	1,031,561	100

Revenue for the quarter ended December 31, 2013 was $357,334, an increase of 6.8% from $334,577 for the quarter ended December 31, 2012. The increase in revenue resulted from an increase in SMS message revenue combined with the completion of work in progress on consulting projects related to our database migration software and services.

Total revenues for the nine months ended December 30, 2013 were $922,856 as compared to $1,031,561 for the nine months ended December 30, 2012. These year to date decreases of $108,705 (10.5%) in revenues are mainly attributable to a decrease in enterprise software and consulting sales related to revenue recognition on delayed project completions and is offset by greater than expected SMS message revenue.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $314,466 to $293,509 for the quarters ended December 31, 2013 and 2012, respectively. On a year to date basis revenues have decreased from $968,060 for the first nine months of fiscal 2012 to $746,573 for the first nine months of fiscal 2013. The year to date decrease in revenue comes from a decrease in the sales of new software licenses and delays associated with the completion of consulting projects. The revenue from the renewal of software maintenance contracts remained stable with the revenue decrease attributable to the weakening of the Brazilian real.

9

We intend to continue to allocate resources to the maintenance and development of our database products. We remain committed to serving our existing customers and growing our enterprise software business.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended December 31, 2013, we experienced an increase in revenues from $14,518 for the period ended December 31, 2012, to $63,825. We experienced a year-to-date revenues increase from $43,718 for the nine months ended December 31, 2012, to $176,283 for the nine months ended December 31, 2013. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenues during the remainder of fiscal 2014.

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content. Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones. Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $5,594 and $19,783 for the three and nine months ended December 31, 2012 this revenue stream for mobile content has remained $NIL for the three and nine months ended December 31, 2013 as a result of ZIM discontinuing this business on March 31, 2013.

OPERATING EXPENSES

	Three months ended December 31, 2013	Three months ended December 31, 2012	Period to period change
	$	$	$

Cost of revenue	64,719	19,106	45,613
Selling, general and administrative	274,248	214,390	57,336
Research and development	147,606	167,700	(20,094)
	486,573	403,718	82,855

	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Period to period change
	$	$	$

Cost of revenue	132,090	79,889	52,201
Selling, general and administrative	851,362	825,579	18,273
Research and development	464,246	445,100	19,146
	1,447,698	1,358,078	89,620

10

COST OF REVENUE

	Three months ended December 31, 2013	Three months ended December 31, 2012
	$	$
Mobile
Revenue	63,825	20,112
Cost of revenue	(1,690)	2,890
Gross margin	62,135	23,002

Gross margin percentage	97%	114%

Software
Revenue	293,510	314,465
Cost of revenue	(63,029)	(21,996)
Gross margin	230,481	292,469

Gross margin percentage	79%	93%

	Nine months ended December 31, 2013	Nine months ended December 31, 2012

Mobile
Revenue	176,283	63,501
Cost of revenue	(4,868)	(9,754)
Gross margin	171,415	53,747

Gross margin percentage	97%	85%

Software
Revenue	746,573	968,060
Cost of revenue	(127,222)	(70,135)
Gross margin	619,351	897,925

Gross margin percentage	83%	93%

The gross margins in our software segment declined due to increased travel and labour costs related to the completion of projects in Brazil. At the same time, the margins in the mobile line of business have increased due to a one time reversal of $7,500 of accrued costs related to mobile content royalty fees. A United States court ruling stated that the royalty fees were not appropriate.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2013 and December 31, 2012 were $274,248 and $216,912, respectively. On a year to date basis, expenses have increased from $833,089 for the first nine months of fiscal 2013 to $851,362 for the first nine months of fiscal 2014. These increases are related to increased labour costs and internet connection expenses.

11

STOCK-BASED COMPENSATION

For the three months ended December 31, 2013 and December 31, 2012 we recognized compensation expense for employees and consultants of $61,582 and $NIL, respectively. On a year-to-date basis stock-based compensation has decreased from $103,352for the first nine months of fiscal 2013 to $71,956 for the first nine months of fiscal 2013. The Company does not have any non-vested awards.

On July 5, 2012, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2013 and 2012 were $147,606 and $167,700, respectively. On a year to date basis, research and development expenses have increased from $445,100 for the first nine months of fiscal 2013 to $464,246 for the first nine months of fiscal 2013. This continued level of research and development investment reflects our focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

We recorded net loss of $62,989 and net income of $91,087 during the three months ended December 31, 2013 and the three months ended December 31, 2012, respectively. On a year to date basis our net loss has increased from a loss of $63,905 for the first nine months of fiscal 2013 to a net loss of $290,117 for the first nine months of fiscal 2014. The decrease in net income, for the quarter and year to date, is a reflection of decreased sales, decreased income tax benefit, stable operating expenses and a decrease in value of the Brazilian Real.

At December 31, 2013, we had cash and cash equivalents of $1,604,466 and working capital of $1,720,425 as compared to cash and cash equivalents of $1,591,507 and working capital of $1,895,111 at March 31, 2013. This decrease in working capital principally reflects lower revenues and a decline in the value of the Brazilian real.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2013	Nine months ended December 31, 2012
	$	$
Cash flows provided by operating activities	(17,205)	214,992
Cash flows used in investing activities	536	3,744
Cash flows provided by financing activities	-	-

At December 31, 2013, we had access to a working capital line from our principal banker for approximately $47,010 ($50,000 in Canadian Dollars), in addition to a cash and cash equivalent balance of $1,604,466. As at December 31, 2013 we do not have any amounts drawn on these facilities. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

12

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success that we have in executing our strategic plan as well as our ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, we may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,604,466 are comprised of $467,891 in cash and $1,136,575 in cash equivalents. The cash equivalents of $1,136,575 at December 31, 2013 (1,270,304 at March 31, 2013) are comprised of:

Held in Canada:

$284,681 at CIBC Wood Gundy at 1.25 % per annum

$285,045 at TD Waterhouse at 1.25% per annum

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $566,849- No Maturity. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2013	March 31, 2013

Canadian dollars	613,181	571,384
US dollars	7,104	18,404
Brazilian reals	2,402,972	2,017,114
British pounds	1,252	1,385
Euros	983	5,524

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2013	March 31, 2013

Canadian dollars	55,337	32,012
US dollars	20,288	52,992
Brazilian reals	126,605	207,857
	-

Accounts payable include the following amounts payable in their source currency:

	December 31, 2013	March 31, 2013

Canadian dollars	14,123	7,258
US dollars	3,509	2,382
Brazilian reals	685	706

14

Accrued liabilities include the following accruals in their source currency:

	December 31, 2013	March 31, 2013

Canadian dollars	46,155	47,807
US dollars	5,015	5,171
Brazilian reals	22,481	28,931

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2013	March 31, 2013

Canada	41%	17%
North America, excluding Canada	16%	28%
South America	43%	53%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

15

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 14, 2014	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 14, 2014	/s/ John Chapman John Chapman, Chief Financial Officer

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